Exhibit 3.1.11
Otodtor Section 607 of the Business Corporation Law Van araafilland, being the vicresideiit, and act or activity for which corporationi »ay-ttr «vgpA|ifA under the Busine«» corporation Law, BTOvided thai “it is not formed to engage In any act or — — activity requiring the p otfejat;. or approval of anV •tate official, depar|Mnt, fioard, agency or -other body, without »uch consent orapproval first being obtained. (q) to bring up to date the Bailing address in attiele 5-mo that it reads as follows:

contention itrbe locates a- (1) to delete arfeic3,.t 1.3 stating that i director need not, be Butfiness Corporation Lew does not require a director to be a stockholder. : 4. The text of the certificate of incorporation, a heretofore anended, is hereby restated as further amended to read herein set forth in full:

the pttxpoeea for which it ia formed are any Corporation iaw, Iraxidrad eaaand dollar aharaa, of tha par value of On Juindrnd dollar 5. Ttoa offica -of tha corporation ia to ba Located in in tha.County of Monrba and ata ahall mail a copy of prpoaaa in any, or, proceeding againat the cdrpbration which nay 343 state street, Rochester, 6. The tecratary of State of the state of irev York ia hereby Baaignatad aa the agent of who proceaa in any action or proceeding ayaiust 5. Theae .ajandan:tf .and tha. raatataaant of the Incorporation were authorized by action of the board followed by, .action of the holdara of ootatanding iharaa Kodak Limited oatwed thia oartificate to be aligned by Gary P. Van Oraafeiland, ita Vice Preaidant, and Walter P. Giigaa, ita Aaaiatant secretary, day of April, 1992.

Page 4 We affilies the containedherein as true under KODAK PORIGGUESA LIMITED By By